May 23, 2005

Mail Stop  0306

Jack E. Sorokin, Assistant General Counsel
Beckman Coulter Inc
4300 N. Harbor Boulevard
Fullerton, California 92834

Via U S Mail and FAX [ (714) 773-7936]

Re:	Beckman Coulter Savings Plan
	Form 8-K for Item 4.01
	Filed May 20, 2005
	File No. 1-10109

Dear  Mr. Sorokin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.


Form 8-K Filed May 20, 2005
1. Please revise to clarify the specific date on which your former accountants formally notified you that they declined to stand for re-election. You state only that they notified you orally in April 2005. Please see the requirement in Item 304(a)(1)(i) of Regulation
S-K.
2. Please file a letter from your former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of
Regulation S-K.


Mr. Jack E. Sorokin
Beckman Coulter Inc
May 23, 2005
Page 2

*   *   *   *   *

	Please file your supplemental response and amendment via
EDGAR
in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


	If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

							Sincerely,


							Jeanne Bennett
							Staff Accountant